FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Tahoe Resources Inc. (“Tahoe”)
5310 Kietzke Lane Suite 200
Reno, Nevada
89511

Item 2	Date of Material Change

April 1, 2015.

Item 3	News Release

A press release was disseminated on April 1, 2015 via Marketwired and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On April 1, 2015, Tahoe and Rio Alto Mining Limited (“Rio Alto”) completed the Plan of Arrangement initially announced on February 9, 2015 (the “Arrangement”). Pursuant to the Arrangement and effective upon closing of the Arrangement, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of C$0.001 for each Rio Alto Share.

In connection with the Arrangement, Lorne B. Anderson and John P. Bell have resigned as directors of Tahoe and Alex Black, Drago Kisic Wagner and Dr. Klaus Zeitler have been appointed to the Tahoe board. Kevin McArthur has been appointed Executive Chairman and Alex Black has been appointed Chief Executive Officer of Tahoe.

Item 5	Full Description of Material Change

On April 1, 2015, Tahoe and Rio Alto completed the Arrangement. Pursuant to the Arrangement and effective upon closing of the Arrangement, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding Rio Alto Shares were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a Tahoe Share and the payment of C$0.001 for each Rio Alto Share. In connection with the closing of the Arrangement, Tahoe has issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto.

All of the outstanding options of Rio Alto have been deemed to have been exchanged under the Arrangement, and the holders of the Rio Alto options have received options to purchase Tahoe Shares. In accordance with the terms of the outstanding warrants to purchase Rio Alto Shares, each holder is now entitled to receive upon the exercise, 0.227 Tahoe Shares and C$0.001 in cash in lieu of one Rio Alto Share. Tahoe has authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Tahoe announced that it had received shareholder approval in the form of written shareholder consent for the issuance of Tahoe Shares in connection with the Arrangement on February 25, 2015, and on March 30, 2015, Rio Alto shareholders overwhelmingly voted in favour of the Arrangement, with 99.81 percent of the shareholders present in person or represented by proxy voting for the Arrangement. The Rio Alto Shares have been de-listed from the Toronto Stock Exchange and the New York Stock Exchange and are expected to be de-listed from the Lima Stock Exchange and the Frankfurt Stock Exchange as soon as practicable. Tahoe is seeking a listing of its shares on the Lima Stock Exchange, which was provisionally approved, as announced by Tahoe on April 8, 2015.

In connection with the Arrangement, Lorne B. Anderson and John P. Bell have resigned as directors of Tahoe and Alex Black, Drago Kisic Wagner and Dr. Klaus Zeitler have been appointed to the Tahoe board. Kevin McArthur has been appointed Executive Chairman and Alex Black has been appointed Chief Executive Officer of Tahoe.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ira M. Gostin, Vice President Investor Relations
Tel: 775-448-5807

Item 9	Date of Report

April 10, 2015

Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: the anticipated benefits of the completion of the Arrangement to Tahoe and its shareholders and the former Rio Alto shareholders, the potential listing of the Tahoe Shares on the Lima Stock Exchange, future cash flow generation and financial returns. In respect of the forward-looking statements, Tahoe and Rio Alto have provided them in reliance on certain assumptions that they believe are reasonable at this time. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s and Rio Alto’s control. These include, but are not limited to, business integration risks; operational risks in development, exploration and production for precious metals including, but not limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of the new Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this material change report in order to provide shareholders with a more complete perspective on the completion of the Arrangement and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from. Accordingly, readers should not place undue reliance on this information. The forward-looking statements and information contained in this material change report are made as of the date hereof and neither Tahoe nor Rio Alto undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.